EXHIBIT 12
NORTEL NETWORKS LIMITED
Computation of Ratio of Earnings from Continuing Operations to Fixed Charges

	Three
	months ended	Years ended December 31,
(millions of U.S. dollars)	March 31, 2007	2006	2005	2004	2003
		As restated	As restated	As restated	As restated
Earnings (loss) from continuing operations before income taxes as reported in the consolidated statements of operations	(90)	19	(129)	(174)	241

Add:
Minority interest	12	21	12	11	24
Equity in net loss of associated companies	0	2	(3)	0	36

Earnings (loss) from continuing operations before minority interest, equity in net loss of associated companies and income taxes	(78)	42	(120)	(163)	301

Add:
Fixed charges	85	276	191	181	212
Amortization of capitalized interest	—	—	—	—	(2)
Interest expense of finance subsidiaries	—	—	—	—	—
Unconsolidated subs	—	—	—	—	—
Distributed income from equity investees	—	—	—	—	—

Subtract:
Interest capitalized	—	—	—	—	—
Preference security dividend requirements of consolidated subsidiaries without fixed charges	—	—	—	—	—
Minority interest in pre-tax of subsidiaries without fixed charges	(12)	(21)	(12)	(11)	(24)

Income (loss) as adjusted	(5)	297	59	7	487

Fixed charges:
Interest expense
— Long-term debt	64	187	124	108	95
— Other	5	22	6	8	26

Interest expense of finance subsidiaries	—	—	—	—	—
Unconsolidated subs	—	—	—	—	—
1/3 of rental expense on operating leases deemed to be representative of interest expense	14	65	58	59	86
Preference security dividend requirements of consolidated subsidiaries	—	—	—	—	—
Amortized premiums, discounts and capitalized expenses related to indebtedness	2	2	3	6	5

	85	276	191	181	212

Ratio of earnings from continuing operations to fixed charges	*	1.1	*	*	2.3

*	The earnings of Nortel Networks Limited were inadequate to cover fixed charges for the three months ended March 31, 2007 by $90 and for the years ended December 31, 2005 and 2004, by $132, and $174, respectively.